THE INTERGROUP CORPORATION

10940 Wilshire Blvd., Suite 2150

Los Angeles, California 90024

Telephone: 310-889-2500

Facsimile: 310-889-2525

May 30, 2012

Via Edgar

Jennifer Monick

Senior Staff Accountant

Howard Efron

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	The InterGroup Corporation, Portsmouth Square, Inc. and Santa Fe

Financial Corporation (the “Registrants”)

Form 10-K for the fiscal year ended June 30, 2011 for each of the Registrants

Filed September 22, 2011 for each of the Registrants

Files Nos. 1-10324, 0-4057 and 0-6877, respectively

Dear Ms. Monick and Mr. Efron:

This letter is in response to your comment letter dated April 9, 2012 regarding the Form 10-K filings for the fiscal year ended June 30, 2011 of The InterGroup Corporation (“InterGroup”) and its consolidated subsidiaries Santa Fe Financial Corporation (“Santa Fe”) and Portsmouth Square, Inc. (“Portsmouth”). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.

Form 10-K of The InterGroup Corporation for the fiscal year ended June 30, 2011

Financial Statements

Consolidated Balance Sheets, page 27

1. We note your response to prior comment 2 which indicates that the basis difference related to premiums paid by each controlling entity that is in excess of the net assets of the respective subsidiaries at the time of purchase. If this is the case, tell us if these premium adjustments which were recorded as hotel basis adjustments are really akin to goodwill capitalized at the time of the respective purchases. Further, as goodwill is not depreciated under GAAP we would anticipate that you are not depreciating these basis differences for the hotel and that the depreciation expense related to the hotel would be the same amount each year in The Intergroup Corporation as it is in Santa Fe which would also be the same amount as it is in Portsmouth Square, Inc. Please confirm whether or not the depreciation on the hotel is the same in each entity or explain why it does vary.

Response:

Effective July 1, 2006 Justice Investors was consolidated with InterGroup, Santa Fe and Portsmouth Square, Inc. in compliance with FSP SOP 78-9-1 which amended guidance relating to general partners and consolidation. Prior to that date, Justice Investors was accounted for using the equity method.  The Justice Investors book basis approximated fair value for all assets and liabilities except for the hotel at the time initial consolidation in July 2006.  The hotel land and building at the time of consolidation had a fair value that was significantly higher the Justice Investors book basis.   At the time of the initial consolidation, InterGroup, Santa Fe and Portsmouth, eliminated their existing equity investment in the Justice subsidiary in which each entity allocated their basis to the assets and liabilities of the subsidiary at Justice Investors book basis, and any unallocated remaining basis to the Hotel Asset.  The unallocated remaining basis of that equity investment was different at each entity, therefore, resulted in the different hotel asset allocations and depreciation expense amounts at each entity.  Since the date of the initial consolidation, the fair value of the hotel asset remains significantly above the adjusted book basis of the hotel asset.

Management did not consider the basis amount allocated to the hotel asset to be goodwill once it was allocated to the hotel.  The allocated basis was treated as if it was an addition to the hotel and was allocated to the land and building improvements utilizing the hotel property tax bill at the initial consolidation date with the building improvement portion depreciated over the remaining useful life of the hotel.   For fiscal 2011, at the Portsmouth level, the annual depreciation related to the premium was $11,000; at the Santa Fe level, the annual depreciation related to the premium was $86,000; and at the InterGroup level, the annual depreciation related to the premium was $101,000.  The annual depreciation expense related to hotel prior to adjustment was $3,478,000.  Management also considered the additional annual depreciation expense related to the allocation of the premium to building improvements to be minor relative to the total hotel depreciation expense for the year.

Note 7 – Other Investments, Net, pages 40 to 41

2. We note your response to prior comment 3 and we do not believe it is appropriate to rely on the referenced guidance, as it applies to accounting from the debtor’s perspective where you are the creditor in the debt exchange transactions with Comstock. Please advise if you have any other guidance which supports a gain recognition position.

Response:

From the creditor’s perspective, the Company determined that the restructuring was considered a troubled debt restructuring. The Company referred to the guidance under ASC 310-40, Troubled Debt Restructurings by Creditors (applicable excerpts included below), to record the unrealized gain of $11,422,000 gain related to the exchange of debt for equity.

A troubled debt restructuring is defined by the following under the guidance:

15-5 A restructuring of a debt constitutes a troubled debt restructuring for purposes of this Subtopic if the creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider.

15-6 That concession is granted by the creditor in an attempt to protect as much of its investment as possible. That concession either stems from an agreement between the creditor and the debtor or is imposed by law or a court; for example, either of the following circumstances might occur:

a. A creditor may restructure the terms of a debt to alleviate the burden of the debtor's near-term cash requirements, and many troubled debt restructurings involve modifying terms to reduce or defer cash payments required of the debtor in the near future to help the debtor attempt to improve its financial condition and eventually be able to pay the creditor.

b. The creditor may accept cash, other assets, or an equity interest in the debtor in satisfaction of the debt though the value received is less than the amount of the debt because the creditor concludes that step will maximize recovery of its investment. Although troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the debtor is, in a technical sense, not restructured, that kind of event is included in the term troubled debt restructuring in this Subtopic.

15-7 Whatever the form of concession granted by the creditor to the debtor in a troubled debt restructuring, the creditor's objective is to make the best of a difficult situation. That is, the creditor expects to obtain more cash or other value from the debtor, or to increase the probability of receipt, by granting the concession than by not granting it.

15-8 In general, a debtor that can obtain funds from sources other than the existing creditor at market interest rates at or near those for nontroubled debt is not involved in a troubled debt restructuring. A debtor in a troubled debt restructuring can obtain funds from sources other than the existing creditor in the troubled debt restructuring, if at all, only at effective interest rates (based on market prices) so high that it cannot afford to pay them.

On October 20, 2010 (the “Exchange Date”), The InterGroup Corporation and its consolidated subsidiaries, Santa Fe Financial Corporation and Portsmouth Square, Inc. (collectively “InterGroup” or the “Company”), surrendered promissory notes, convertible promissory notes and convertible debentures (the “Debt Instruments”) that it held in Comstock Mining, Inc. (“Comstock” formerly Goldspring, Inc.) for a total of 13,231 shares of newly created 7 ½ % Series A-1 Convertible Preferred Stock with a stated value of $1,000 per share (the “Preferred Stock).

As of the Exchange Date, the Company’s total recorded investment in the receivables (as defined by the referenced guidance) for the Debt Instruments was $13,502,000, consisting of $8,972,000 in principal and $4,530,000 in accrued interest payable. The Debt Instruments surrendered to Comstock as part of this debt for equity exchange, had annual interest rates ranging from 5% to 18%, with a weighted average of 14.86%. Almost all of those Debt Instruments provided the Company with a security interest in all of the assets of Comstock, most of which were first security interests.

Prior to the Exchange Date, Comstock was experiencing severe financial difficulties as it was in default on almost all of the Debt Instruments. There was also substantial doubt that Comstock could continue as a going concern without raising additional capital. As set forth in its Form 10-Q Report for the quarterly period ended June 30, 2010, Comstock reported in Note 3 – Going Concern to its financial statements that:

“However, the Company has year-end losses from operations and had no revenues from operations during the six months ended June 30, 2010. During the six months ended June 30, 2010, the Company incurred a net loss of $6,552,806. Further, the Company has inadequate working capital to maintain or develop operations, and is dependent upon funds from its lenders and the support of certain stakeholders.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. In this regard, management is proposing to raise any additional funds through the sale of its common stock, other equity or equity linked instruments. There is no assurance that the Company will be successful in raising additional equity capital especially given the current global economic conditions.”

Given that Comstock was in default on almost all of the debt held by the Company (most of which was secured), it could not raise any additional funds through the sale of equity, or in any other manner, without significant concessions from the Company. InterGroup was in a position to foreclose on its security interests and eliminate all equity holders and junior lienholders of Comstock. In order to facilitate the restructuring and recapitalization of Comstock, the Company agreed to exchange all of its Debt Instruments for the Preferred Stock. That enabled Comstock to raise new equity capital of $35.7 million through the issuance of additional 7 ½% Convertible Preferred Stock, with a stated value of $1,000 per share, to unrelated third party investors.

The pay-off letter that was part of debt for equity exchange documentation between the Company and Comstock delineated the assets and rights being surrendered by the Company to Comstock as part of that transaction as follows:

“Upon the Payoff Effective Time, the Lender agrees and acknowledges that (i) the principal amount of all outstanding indebtedness pursuant to the Loan Documents is hereby exchanged for the Preferred Stock issued to the Lender in accordance with the Purchase Agreement (with accrued but unpaid interest on all such indebtedness being cancelled), (ii) all interest, fees, penalties and other obligations of the Borrower under or relating to the Loan Documents are hereby cancelled, (iii) all security interests and other liens granted to or held by or for the benefit of the Lender in any Property as security for such indebtedness shall be forever and irrevocably satisfied, released and discharged and (iv) upon such exchange or cancellation, as the case may be, the Loan Documents shall terminate and be of no further force or effect other than those provisions therein that specifically survive termination.”

The concessions that were granted to Comstock by the Company can be summarized as follows:

•	As of the Exchange Date, the Company had a total recorded investment of $13,502,000 in the Debt Instruments that it surrendered to Comstock which was $271,000 greater than the fair value of the 13,231 shares of Preferred Stock it received in exchange from Comstock, since $271,000 in accrued interest from September 1, 2010 to October 20, 2010 was not paid and those amounts were canceled as part of the transaction.

•	The Debt Instruments surrendered and canceled had a weighted average annual interest rate of 14.86%. The Preferred Stock received in exchange for the Debt Instruments have an annual dividend yield of only 7.5%. As a result of the debt for equity exchange, the Company will now be receiving approximately one half of the income yield that it would have received pursuant to the Debt Instruments it surrendered. On an annual basis, that concession amounts to approximately $1 million in interest income.

•	In exchanging debt for equity, the Company gave up its priority lien positions and liquidation preferences that it had pursuant to the Debt Instruments it held in Comstock. As a result of the restructuring, the Company now stands behind all current and future creditors and lienholders, and is on equal footing with the new equity shareholders that were also issued shares of Comstock’s preferred stock as part of its capital raise.

•	Since Comstock was in default of most of the Debt Instruments, the Company had an immediate right to foreclose on its security interests in all of the assets of Comstock. The Company surrendered those rights as part of the restructuring.

To account for the troubled debt restructuring, the Company referred to the ASC 310-40-40 for guidance (included below) to record the unrealized gain of $11,422,000. The estimated fair value of the Preferred Stock ($1,000 stated value) the Company received was determined by using the value of the similar 7 ½% Series B preferred stock that was concurrently issued at $1,000 per share by Comstock, by which it raised $35.7 million in new capital from unrelated third party investors in October 2010. The Company recorded an unrealized gain for the difference between the net carrying amount (net of impairments) of the debt instruments surrendered ($1,809,000) and the fair value of the preferred stock received in the exchange ($13,231,000). The excess fair value over the net carry amount of the debt was recorded as a recovery of the loan.

40-2 A creditor that receives from a debtor in full satisfaction of a receivable either or both of the following shall account for those assets (including an equity interest) at their fair value at the time of the restructuring:

a.	Receivables from third parties, real estate, or other assets
b.	Shares of stock or other evidence of an equity interest in the debtor.

40-4 That guidance is not intended to preclude using the fair value of the receivable satisfied if more clearly evident than the fair value of the assets received in full satisfaction of a receivable.

40-5 After a troubled debt restructuring, a creditor shall account for assets received in satisfaction of a receivable the same as if the assets had been acquired for cash

Item 15. Exhibits, Financial Statement Schedules, page 72

3. We note your responses to comments 4 and 6 in our letter dated February 8, 2012. Please amend your Form 10-K for the Intergroup Corporation to file the material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Additionally, please apply this comment to your Form 10-K for Portsmouth Square, Inc.

Response:

The Company will file the subject exhibits with its Form 10-K Reports.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or have further comments, please feel free to contact me by email at dnguyen@intgla.com, call me at my direct number at (310) 889-2511 or you can reach me at my direct facsimile number (310) 496-1606.

Sincerely,

/s/ David T. Nguyen

David T. Nguyen

Treasurer and Controller

Principal Financial Officer

cc:	John V. Winfield

Michael G. Zybala

Burr Pilger Mayer, Inc.

Audit Committee

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